Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2009
FIXED CHARGES:
Interest Expense	$45,382
Amortization of Debt Premium, Discount and Expense	371
Interest Component of Rentals	1,609

Total Fixed Charges	$47,362

EARNINGS:
Net Income before Dividends on Preferred Stock	$121,602
Add:
Income Taxes	71,140
Total Fixed Charges	47,362

Total Earnings	$240,104

Ratio of Earnings to Fixed Charges	5.1